08027810

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~56796~~ 49571

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Santander Tower B-7 Tabonuco Street, Suite 1800
(No. and Street)

Guaynabo (City) PR (State) 00968-3028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis R. Roig (787) 759-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1200 Hato Rey Tower, 268 Muñoz Rivera Avenue, San Juan PR 00918
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Luis Roig

Financial Operations Principal
Title

Affidavit no. 253

Notary Public

MARJORIE HERNANDEZ NIEVES ABOGADO NOTARIO

SWORN AND SUBSCRIBED BEFORE ME BE Luis Roig, OF LEGAL AGE, MARRIED AND RESIDENT OF GUAYNABO, PR AS FINANCIAL OPERATIONS PRINCIPAL OF SANTANDER SECURITIES CORPORATION PERSONALLY KNOWN TO ME THIS 28TH OF FEBRUARY 2007 IN SAN JUAN, PR.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 28, 2008

To the Board of Directors and Stockholder of
Santander Securities Corporation:

In planning and performing our audit of the consolidated financial statements of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander Bancorp) for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2293123
affixed to original.

Santander Securities Corporation and Subsidiary

(A Wholly Owned Subsidiary of Santander BanCorp)

Consolidated Statement of Financial Condition as of December 31, 2007, and Independent Auditors' Report (Public Document)

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Avenue - Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander BanCorp) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Santander Securities Corporation and subsidiary at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

Stamp No. 2293124
affixed to original.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 6,219,378
Deposit with clearing broker	100,000
Securities owned – at fair value	68,399,897
Other receivables	20,443,173
Investment in limited partnership	200,000
Furniture, equipment and leasehold improvements – net	4,765,236
Goodwill	24,254,097
Intangibles – net	1,485,000
Due from clearing broker	4,111,672
Other assets	1,505,095
TOTAL	$131,483,548

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold under agreements to repurchase	$ 10,590,877
Accounts payable and accrued expenses	18,308,166
Subordinated borrowings from parent company	55,000,000
Deferred income taxes	1,254,745
Total liabilities	85,153,788
COMMITMENTS (Note 9)	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Additional paid-in capital	334,850
Retained earnings	21,994,910
Total stockholder's equity	46,329,760
TOTAL	$131,483,548

See notes to consolidated statement of financial condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business — Santander Securities Corporation and subsidiary (the "Company") is a Puerto Rico corporation. On December 30, 2003, the Company became a wholly owned subsidiary of Santander BanCorp ("BanCorp") as a result of the acquisition of all the issued and outstanding common stock of the Company from Administración de Bancos Latinoamericanos Santander, S.L. ("ABLASA"), a wholly owned subsidiary of Banco Santander Central Hispano, S.A. The Company provides securities brokerage services and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under Paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates — In preparing the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Principles of Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Brokerage Income and Expenses — Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities Transactions — Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in current results of operations.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management and Advisory Fees — Revenue from portfolio and other management and advisory fees includes fees and advisory charges resulting from the asset management of certain funds, which are recognized as the services are performed.

Interest Income — Interest income on securities is recognized on an accrual basis, which produces a constant yield over the term of the security.

Furniture, Equipment and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation which is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three to five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill — The Company accounts for goodwill under Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board (APB) Opinion No.17, *Intangible Assets*. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based on an independent assessment of the value of the Company's goodwill at October 1, 2007, it was determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000.

Intangibles — During 2002, the Subsidiary acquired the rights to serve as the investment advisor for First Puerto Rico Tax-Exempt Fund, Inc. (the "Fund"), a continuously offered, non-diversified, open-end management investment company, for $2,000,000. Under the agreement, the Subsidiary receives annual management fees from the Fund equal to 0.50% of the Fund's average weekly net assets value. This intangible is being amortized over a ten-year period, the estimated life of the Fund. Amortization for 2007 was $200,000.

In December 2006, the Subsidiary acquired the rights to serve as the investment advisor for the Smith Barney Puerto Rico Daily Liquidity Fund, Inc. ("DLF"), Smith Barney Puerto Rico Income & Capital Fund, Inc. ("ICF") and Smith Barney Puerto Rico US Core Equity Fund, Inc. ("CEF"), for $650,000. At the time of the acquisition, ICF and CEF were reorganized into First Puerto Rico Growth and Income Fund, Inc. ("GIF") and First Puerto Rico Equity Opportunities Fund, Inc. ("EOF"), respectively. DLF will be continuously offered, as a non diversified, no-load fund, open-end management investment company. Under the agreement, the Subsidiary receives annual management fees from DLF equal to 0.40% of DLF's average weekly net assets value. This intangible is being amortized over a ten-year period, the estimated life of DLF. Amortization for 2007 was $65,000.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Sold under Agreements to Repurchase- Repurchase agreements are treated as collateralized financing transactions and are carried at the amounts at which the assets will be subsequently reacquired. The Company maintains effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the consolidated balance sheet.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Fair Value of Financial Instruments — Cash and cash equivalents and other receivables are carried at amounts that approximate fair value. Securities owned are valued at fair value using quoted market prices for actual or similar instruments. Accounts payable, accrued expenses, securities sold under agreements to repurchase, and all payables are carried at amounts, which approximate fair value.

Recent Accounting Pronouncements that Affect the Company

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. In evaluating the more-likely-than-not recognition threshold, a Company should presume the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. The provisions of FIN 48 were effective for the Company on January 1, 2007 and did not have a material impact on its consolidated financial statements.

2. SECURITIES OWNED

Securities owned at December 31, 2007, carried at fair value, are as follows:

United States Government and agencies obligations, $4,227,503 maturing within one to five years, $101,820 maturing within five to ten years and $6,372,562 maturing after ten years, generally at fixed rates ranging from 4.50% to 11.50%	$10,701,885
Puerto Rico Government obligations, $659,074 maturing within one to five years, $2,210,144 maturing within five to ten years and $35,477,764 maturing after ten years, generally at fixed rates ranging from 4.70% to 8.70%	38,346,982
Corporate debt securities, $2,149,117 maturing within one to five years, $1,676,502 maturing within five to ten years and $276,593 maturing after ten years, generally at fixed rates ranging from 3.50% to 17.30%	4,102,212
Corporate equity securities	15,248,818
Total securities owned	$68,399,897

3. OTHER RECEIVABLES

Other receivables consist primarily of non-interest bearing advances resulting in notes receivable from employees under employment agreements, with maturities which range from one to nine years.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2007, consist of:

Furniture and equipment	$ 1,881,673
Leasehold improvements	4,716,420
Total	6,598,093
Less accumulated depreciation and amortization	1,832,857
Furniture, equipment and leasehold improvements – net	$ 4,765,236

5. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company enters into sales of securities under agreements to repurchase ("repurchase agreements"). Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the accompanying statement of financial condition. During the period of such agreements, the securities are delivered to the counterparties. The counterparties may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Company the same securities on the maturity of the agreements.

Repurchase agreements in the amount of $10,590,877 at December 31, 2007, mature within thirty days. All repurchase agreements at December 31, 2007, bear interest at fixed rates. At December 31, 2007, securities sold under agreements to repurchase (classified by counterparty) were as follows:

	Borrowing Balance	Fair Value of Underlying Collateral
Lehman Brothers, Inc.	$ 5,584,000	$ 8,964,694
First Puerto Rico Daily Liquidity Fund Inc.	5,006,877	6,982,500
Total	$ 10,590,877	$ 15,947,194

Borrowings under repurchase agreements at December 31, 2007, were collateralized as follows:

Securities Underlying Repurchase Agreements	Amortized Cost of Underlying Collateral	Fair Value of Underlying Collateral
Puerto Rico Government Obligations	$ 15,927,800	$ 15,947,194

Year end balances, monthly average outstanding balances, maximum month-end outstanding balances during the year ended December 31, 2007, and weighted average interest rates as of and for the year ended December 31, 2007 are indicated below:

Balance outstanding at year-end	$ 10,590,877
Monthly average outstanding balance	4,042,630
Maximum outstanding balance at any month-end	17,275,720
Weighted average interest rate:	
For the year	5.37 %
At year-end	5.54 %

6. SUBORDINATED BORROWINGS FROM PARENT COMPANY AND OTHER RELATED PARTY TRANSACTIONS

The borrowings under subordination agreements with BanCorp at December 31, 2007, amounted to $55,000,000, bearing interest at 6.25%, and are due on June 30, 2010.

The subordinated borrowings described above, amounting to $55,000,000, are available for computing the minimum net capital requirements under the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 8). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2007, interest on subordinated borrowings amounted to $3,460,110.

The Company paid $124,963 to affiliates for operational and consulting services during the year ended December 31, 2007. Also, this affiliate leases branch space and equipment to the Company under an operating lease agreement renewed annually. For the year ended December 31, 2007, related lease

expense amounted to approximately $233,000. Future minimum rental payments of approximately $230,000 will be paid during 2008.

The Company received $2,340,878 from an affiliate for loan structuring and underwriting services during the year ended December 31, 2007.

7. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates ranging from 20% to 39%. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

At December 31, 2007, the Company has recognized a deferred tax asset amounting to $3,055,735 mostly related to deferred compensation liabilities and a deferred tax liability amounting to $4,310,480, which relates to the excess of the book basis over the tax basis of goodwill.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of adoption, certain deferred income tax assets and the liability for unrecognized tax benefits were recognized. The adoption of FIN 48 did not have a significant impact of the Company's financial statements. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 1,255,209
Additions for tax positions of prior years	110,959
Lapse of statue of limitations	(162,494)
Balance at December 31, 2007	$ 1,203,674

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits included accrued interest of approximately $242,000 at December 31, 2007. Tax expense for the year ended December 31, 2007, includes an interest expense of $47,167, which is comprised of an interest benefit of $43,957 resulting from the expiration of the statutes of limitations referred to above, and interest expense of $91,124 on unrecognized tax benefits for prior years.

8. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2007, the Company had net regulatory capital, as defined, of $28,273,189, which was $28,023,189 in excess of its required regulatory net capital.

9. COMMITMENTS

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. As of December 31, 2007, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under three operating lease agreements, which expire on April 2008, November 2014 and November 2016. Rent expense charge to operations related to these leases amounted to $2,138,510 during 2007. The future minimum lease payments under these operating leases follow:

Year	Amount
2008	$ 1,186,520
2009	1,191,545
2010	1,247,230
2011	1,252,178
2012	1,269,733
Thereafter	2,951,645
Total	$9,098,851

10. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. Under the Plan, the Company makes contributions to match 50% of employees' allowable contributions, as defined under the Internal Revenue Code of Puerto Rico. In addition, the Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the Plan amounted to $628,787 in 2007. The Company's contribution becomes 100% vested once the employee attains five years of service.

* * * * * *

END